EXHIBIT 99.2

Annual Report, including audited annual financial statements and related management’s discussion and analysis, for the fiscal year ended March 31, 2005

Annual Report 2005

Making an Impact

AnorMED Inc.

AnorMED is a biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.

01

Highlights

02

Product Pipeline

03

Message from the President

08

Mobilizing Stem Cells

10

Blocking HIV Infection

12

Early Stage Programs

13

Management's Discussion and Analysis

27

Financial Statements

31

Notes to the Financial Statements

45

Corporate Information

2005 Highlights

AMD3100 | Mobilizing Stem Cells for Stem Cell Transplant

  Initiated two pivotal Phase III trials in stem cell transplant.

  Reached an agreement with the FDA, via the Special Protocol Assessment Process, on design and endpoints for Phase III AMD3100 program.

  Presented Phase II data at American Society of Hematology Conference and American Society of Clinical Oncology Conference showing AMD3100 mobilizes stem cells from healthy donors for allogeneic stem cell transplantation in cancer patients, and helps multiple myeloma patients collect a suffcient number of stem cells for tandem transplant.

  Initiated three new Phase II trials in stem cell transplant including; patients with Hodgkin's disease, AMD3100 alone in multiple myeloma patients and healthy donors for allogeneic transplant.

  Expanded the AMD3100 Stem Cell Transplant Clinical Program to include Canada and the European Union.

AMD070 and HIV Entry Inhibitors | Inhibiting HIV Infection

  Initiated Phase Ib/IIa studies for AMD070 in HIV with U.S. Adult AIDS Clinical Trials Group (ACTG).

  Presented positive Phase I oral bioavailability and preliminary safety data on AMD070 at International AIDS Conference supporting the continued clinical development of AMD070 as a new orally administrable CXCR4 HIV entry inhibitor.

  Presented preclinical data on a novel CCR5 HIV entry inhibitor, alone and in combination with AMD070, at the Retroviral and Opportunistic Infections Conference demonstrating that both drug candidates are active alone, and when combined exhibit potent anti-HIV activity.

Early Stage Programs

  Filed an Investigational New Drug Application (IND) to evaluate the potential of AMD3100 to repair damaged heart tissue in cardiac patients.

  Initiated several new preclinical collaborations to evaluate CXCR4 inhibitors in oncology.

Licensees

  FOSRENOLTM approval in the U.S. triggered a U.S.$18M milestone payment obligation from Shire Pharmaceutical to AnorMED.

  NX473 is licensed to NeoRx Corporation. They plan to initiate a Phase II trial in small cell lung cancer in 2005 and a Phase I/II in colorectal cancer in 2006.

Additional Highlights

  Announced Dr. Eve E. Slater joined our Board of Directors. She is board certified in both internal medicine and cardiology. She brings 19 years of experience as a former V.P. of Clinical and Regulatory Development from Merck Research Laboratories, among other pharmaceutical industry experience. Most recently she was Assistant Secretary of Health for the U.S. Department of Health and Human Services.

  Recently announced Dr. Stephen Becker, a leading HIV investigator and practitioner, joined our clinical development team as Medical Director.

Highlights Continued

Fiscal 2006 Goals

  Remain on track to complete Phase III recruitment and 3-month follow-up in calendar 2006.

  Report preliminary efficacy data for AMD070 in HIV patients.

  Hire VP of Marketing to lead commercialization of AMD3100 and continue building marketing capabilities to support pre-commercial activities.

  Report new Phase II data for AMD3100 in cancer patients at American Society of Hematology Conference, December 2005.

  Initiate clinical trial of AMD3100 in cardiac patients.

  Select lead CCR5 HIV Entry Inhibitor candidate for preclinical studies.

  Anticipate additional milestone payments from Shire upon receipt of E.U. approvals for FOSRENOL.

ANORMED INC.

Additional
Products	FOSRENOLTM
Sold global patents to Shire Pharmaceuticals for up to U.S.$31M and received U.S.$19M in milestone payments to date.

NX473
Licensed NX473 to NeoRx Corporation for up to U.S.$13M in milestones and up to 15% in royalty payments.

Message from the President

One measure of success for any company is the extent to which it can make a positive impact on the world.  What impact is AnorMED making?

We are making a difference in the lives of people coping with cancer and HIV. For us, it all starts with one patient and one promising drug candidate.

AMD3100 is one such drug candidate. It has real potential to help cancer patients who need a stem cell transplant. In August 2002, we enrolled the first cancer patient into a clinical study on AMD3100. Since then, 361 cancer patients have been involved in our clinical program, that now includes 35 renowned stem cell transplant centers throughout the U.S., Europe and Canada. Over the last two years, promising results from a number of these clinical studies have been reported by leading transplant physicians at clinical conferences around the world.

Michael J. Abrams, Ph.D. President and CEO

A Life Saving Medical Procedure

This year, at the European Bone Marrow Transplant meeting in Prague, Czech Republic, Dr. Peter Shaw, a leading oncologist, and his team from Children's Hospital at Westmead, Sydney, Australia, described the dramatic impact AMD3100 had on helping a twelve year old boy with Ewing's sarcoma. After all other attempted approaches to harvest the minimum number of stem cells failed, AMD3100 enabled him to collect enough to have a transplant. More recently, the results of our key Phase II study were published by Dr. Neal Flomenberg and colleagues in Blood, a peer reviewed medical journal.

Message from the President Continued

These results show AMD3100 mobilizes stem cells and has the potential to help cancer patients collect more stem cells when combined with the standard stem cell collection drugs, such as granulocyte colony stimulating factor (G-CSF). The results reported to date are exciting, clear and consistent. This year also saw, as part of the Phase II studies, AMD3100 used for the first time as a stand-alone stem cell mobilizer in allogeneic transplant, that is, the collection of stem cells from a healthy donor matched to a cancer patient. Previously, AMD3100 had only been used in autologous stem cell transplants in which the patient's own stem cells are harvested and then re-injected. This is important because one third of transplants worldwide are allogeneic.

In September 2004, we met with the U.S. Food and Drug Administration (FDA) to discuss the Phase II results on AMD3100 and subsequently filed a Special Protocol Assessment (SPA), a process by which AnorMED and the FDA can agree on trial design and objectives before the start of the Phase III trial. In December, we reached an agreement with the FDA to conduct two randomized, placebo controlled, double blind trials of AMD3100 in combination with G-CSF, versus placebo in combination with G-CSF. One study involves 300 non-Hodgkin's lymphoma patients and the other involved 300 multiple myeloma patients. The primary objective of these studies is to demonstrate that the proportion of patients who achieve a target number of stem cells in the collection will be higher in those given AMD3100 than those given placebo. We plan to involve a total of 40 U.S. clinical sites in the Phase III trials. We also have nine Phase II studies ongoing, and at least three more soon to be initiated. With the amount of positive clinical data on AMD3100 growing, we are excited to begin our Phase III program, the final step before filing for market approval with the FDA.

A New Paradigm In The Treatment Of HIV

We are also pleased with the steady progress we have made in the development of a new class of HIV drugs. We see the potential for our efforts to make a tremendous impact in the battle against HIV drug resistance, a problem that affects more than 50% of HIV infected patients. We are on the leading edge of the development of HIV entry inhibitors, a new class of anti- HIV drugs that have the potential to stop HIV before it can infect healthy cells.

This year, we initiated a new clinical program in HIV patients to evaluate our lead CXCR4 entry inhibitor, AMD070, and we continued our research to identify a CCR5 entry inhibitor, with the goal of filing an Investigational New Drug (IND) application in 2006. This AMD070 study is being conducted by leading investigators at the U.S. Adult AIDS Clinical Trials Group (ACTG), the largest HIV trials organization in the world and a key provider of important data for HIV/AIDS treatment and prevention strategies.

This past May, we welcomed Dr. Stephen Becker to our Clinical Development Team, as Medical Director. Dr. Becker is a leading HIV clinical research investigator and past Associate Clinical Professor of Medicine at the University of California School of Medicine. He brings with him 30 years of medical and clinical research experience, primarily in the area of HIV. Since 1988, he has been in private practice, specializing in HIV and internal medicine, where he witnessed first hand the incredible need for new HIV drugs. We believe his extensive experience in clinical study design and drug development in HIV will prove to be invaluable in our efforts to develop breakthrough cancer and HIV therapies.

Both Dr. Becker's arrival at AnorMED and the advancement of our HIV program are timely: resistance to approved anti-retroviral drugs is increasing; new scientific evidence continues to show the importance of targeting the CXCR4 strain of HIV which is more detrimental to the immune system; and the case builds for combining both CXCR4 and CCR5 HIV entry inhibitors, together and in combination with approved drugs. We believe we are playing an important role in the global effort to combat this devastating disease.

A Promising Early Stage Product Pipeline

In an entirely different program we're once again at the forefront of drug discovery and development. Though still in early stages of development, the potential of AMD3100 to help people may extend well beyond stem cell transplant, into therapeutic applications of stem cells. One aspect of this new area of medicine is focused on the use of stem cells to repair damaged tissue. In March, we filed an IND application with the U.S. FDA to evaluate the ability of AMD3100 to mobilize stem cells that can help repair heart tissue. In the year ahead, we plan to initiate a safety study in a small group of cardiac patients.

We set very aggressive drug development goals for the past fiscal year, and we achieved them. We launched our Phase III program for AMD3100 in stem cell transplant, reported Phase I safety data on AMD070, initiated our Phase II program in HIV patients, and we filed an IND in cardiac tissue repair.

Realizing Our Commercial Goals

The accomplishments described above were critical steps toward our ultimate goal to build a biotechnology company that successfully discovers, develops and commercializes new therapies, with the Stem Cell Transplant and HIV programs as the cornerstones of AnorMED's growth.

Over the next five years, we plan to invest significant time and resources into expanding our capabilities to support programs in the areas of oncology, hematology and HIV. Our business strategy involves building select, strategic commercial capabilities which would allow AnorMED to sell AMD3100 to the approximately 250 stem cell transplant centers in North America. Maintaining full ownership of AMD3100 in North America, through to commercialization, is an opportunity for AnorMED to reap the lion's share of AMD3100's value. The success of AMD070 will also add significant value to our Company and enable us to expand our product pipeline. Finally, having drug candidates targeting both HIV co-receptors has placed us in a solid position to evaluate potential partnerships in the year ahead.

To date, we made significant progress in implementing the initial components of the AMD3100 commercialization plan. We completed a number of critical U.S. market analyses of AMD3100 in stem cell transplant including pricing, reimbursement and marketing parameters. We have also initiated similar studies to address the European market and have health economics studies underway. In the months ahead, we expect to obtain feedback from European Regulatory Authorities that will help guide our development and partnering plans for Europe. This year, we also plan to identify a Vice President of Marketing, who will implement the next steps of our AMD3100 commercial plan.

In support of our business strategy to fund the commercialization of AMD3100 in North America and advance our HIV program, we sold our patent position on FOSRENOL to Shire Pharmaceuticals Group plc, in return for milestone payments triggered by regulatory approvals. As a result, last Fall, we received U.S. $18 million upon the U.S. approval for FOSRENOL. In the year ahead, we expect to receive up to U.S. $6 million from European approvals and U.S. $6 million from regulatory approval in Japan. This is only one example of a solid business decision that has provided AnorMED with financial strength, in a year that has been difficult for the biotechnology sector.

Our progress in Fiscal 2005 has added significant value to AnorMED, and our goals going forward are lofty. Our priorities in the year ahead will focus on building momentum in our AMD3100 Phase III recruitment, adding capabilities critical to filing the New Drug Application (NDA) for AMD3100, implementing the next steps in our HIV clinical program and continuing to expand our pre-marketing initiatives within the stem cell transplant market.

AnorMED's Key Milestones for Fiscal Year 2006 Include:

  Hire a Vice President, Marketing to continue building on our commercial plans for AMD3100

  Report new clinical data from Phase II clinical trials with AMD3100 in transplant and provide guidance on Phase III timeline

  Report preliminary efficacy of AMD070 in HIV patients

  Contingent upon additional European approvals for FOSRENOL, receive milestone payments of up to U.S.$6 million from Shire Pharmaceuticals Group

  Initiate Phase I safety study of AMD3100 in cardiac patients

With the initiation of our Phase III program in stem cell transplant, we are one step closer to becoming one of an elite group of companies with an approved therapeutic. We recognize that the hardest work has yet to be completed, and the greatest rewards have yet to be realized. At AnorMED, we discover and develop breakthrough drugs that help people. This, in my view, is the most significant way a biopharmaceutical company can make a positive impact on the world.

I want to thank the talented group of scientists, clinicians and business professionals at AnorMED for their dedication. As well, I want to thank the countless organizations we work with and our shareholders for their continued support.

[ signed ]

Michael J. Abrams, Ph.D.
President and CEO
AnorMED Inc.

MAKING AN IMPACT

"A serious problem for many cancer patients who need a stem cell transplant is collecting enough stem cells.  Better stem cell mobilization strategies are desparately needed.  Our work in clinical studies with AMD3100, and the positive impact it has had on my patients, gives me great hope that we will be able to help all cancer patients that require a transplant."

AMD3100 Mobilizing Stem Cells

Dr. John DiPersio, M.D., Ph.D.,
Chief, Division of Oncology, Professor of Medicine, Pathology and Pediatrics, Deputy Director, Siteman Cancer Center, Washington University, Missouri, U.S.A.

A Life Saving Medical Procedure

Stem cell transplantation is a life saving procedure that restores a cancer patient's immune system after the patient has received chemotherapy. Approximately 45,000 stem cell transplants are performed annually1. In general, the more stem cells a patient has for a transplant the better their chances are for a full and fast recovery of their immune system. However, for many cancer patients collecting enough stem cells is a challenge. As many as 20% of cancer patients are unable to collect the minimum number of stem cells required for a transplant, and up to 65% of patients are unable to collect the optimal number of stem cells2.

AMD3100 is a stem cell mobilizer that allows stem cells in the bone marrow to move out into the bloodstream where they can be collected for a transplant. The clinically significant results obtained in our Phase II studies show that using AMD3100 with G-CSF, the standard stem cell collection agent, helps more patients collect more cells than G-CSF alone3. We also expect to report new clinical data from a number of our ongoing Phase II studies, at various hematology and oncology conferences in the year ahead. Based on our Phase II results, we initiated our two pivotal Phase III studies in January 2005. These studies will involve up to 40 leading transplant centers in the U.S. and will enroll a total of 600 cancer patients. Our goal is to complete the patient recruitment and three month follow up by the end of December 2006 and then seek U.S. regulatory approvals for AMD3100 as a new agent in stem cell mobilization for cancer patients.

While the pivotal studies are ongoing, we will continue to evaluate AMD3100 in a number of Phase II clinical studies, at transplant centers across the U.S., Canada and Europe, in cities such as Philadelphia, Calgary, and Heidelberg. Our goal is to eventually reach transplant centers and physicians around the world. To achieve this, we continue to build on our North American development and marketing plan and have also initiated a European development plan. We expect to provide guidance on our strategy for seeking an approval in Europe over the next year.

1  IBMTR/ABMTR Newsletter, Volume 10, Issue 1, November 2003

2  ISBMT Registry data 1998-2002

3  Flomenberg et al, Blood Journal 2005, in press.  The Use of AMD3100 Plus G-CSF for Autologous Hematopoietic Progenitor Cell Mobilization is Superior  to G-CSF Alone.

Stem Cell Transplant
	1. Mobilization AMD3100 is used to release stem cells from the bone marrow into the bloodstream.	2. Collection Stem cells are collected from the bloodstream by apheresis, frozen and stored.

		3. Treatment Chemotherapy kills the cancer cells but also destroys the patient's immune system.	4. Transplant Store stem cells are injected back into the patient's bloodstream.	5. Restoration Stem cells migrate back to the bone marrow, form new immune cells and restore the immune system.

MAKING AN IMPACT

"Studies have shown that more than 50% of HIV infected patients harbor drug resistant virus.  New approaches to targeting HIV are urgently needed.  AMD070 is an example of a novel approach, and holds great potential to add meaningfully to the arsenal of agents to combat drug resistant HIV."

AMD070 Blocking HIV Infection

Dr. Stephen Becker, M.D.,
Medical Director, Clinical Development team, AnorMED Inc., British Columbia, Canada.

A New Paradigm in the Treatment of HIV

Signiﬁcant progress has been made, by the world wide research community, in developing second generation HIV drugs and identifying new drugs to combat HIV. However, the appearance of virus that is resistant to one or more anti-HIV drugs is becoming a disturbing trend. In the U.S. alone, 50% or more of all patients who have been treated with anti-HIV drugs exhibit viral resistance, and 5-15% of newly infected patients in North America and Europe have resistant virus1.

Of the 20 currently approved anti-HIV drugs, 19 target the virus once it has infected a healthy cell. These include the commonly prescribed reverse transcriptase and protease inhibitors; two classes of drugs for which significant viral resistance has emerged. This emergence of multi-drug resistance, along with poor patient compliance due to side effects, has hastened the demand for new HIV drugs.

A new class of drugs, called HIV Entry Inhibitors, is designed to prevent the virus from ever infecting healthy cells, by blocking two important receptors, CCR5 and CXCR4. HIV must bind to one of these receptors in order to enter and infect cells. Virus that use the CCR5 receptor are associated with HIV transmission and initial infection. Whereas, CXCR4 using virus emerge later on, usually in patients who have been treated with anti-HIV drugs and is associated with disease progression to full blown AIDS2. New anti-HIV drugs will be needed that target both of these types of virus.

AMD070 was discovered at AnorMED and was designed to be administered as a pill. It is the first in the class of CXCR4 inhibitors and, to our knowledge, the only drug of this type in HIV trials. We are currently evaluating its safety and preliminary efficacy in HIV patients in a Phase Ib/IIa trial. We expect to report these clinical results within the next year and also plan to select a lead CCR5 HIV inhibitor with the potential to go into clinical studies. We see great promise in combining CXCR4 and CCR5 inhibitors together, and with approved agents, to create a new paradigm in the treatment of HIV.

1.  Richman D.D. et al., AIDS 2004, 18(10): 1393-1401.  The Prevalence of Antiretroviral Drug Resistance in the United States.

2.  Philpott, S.M. Current HIV Research 2003, 1(2)217-27, HIV-1 coreceptor usage, transmission, and disease progression.

Mechanism of HIV Entry Inhibition
			1. Blocking AMD070 binds to the CXCR4 receptor blocking HIV from binding.	2. Inhibition Unable to bind to CXCR4 the virus is unable to infect the healthy cell.
Mechanism of HIV Infection
	1. Binding HIV binds to the CXCR4 receptor on the target cell.	2. Infection Once attached to the cell surface the virus fuses with the cell membrane infecting the healthy cell.

Early Stage Programs

AMD3100 | Heart Tissue Repair

Cardiovascular disease is still the leading cause of death and disability in Canada and is responsible for approximately 79,000 or one-third of all deaths every year. In 2000- 2001, heart disease and stroke combined were the number one cause of hospitalization among men and women in Canada (18% of hospitalizations). Today, approximately eight in ten Canadians have at least one risk factor for cardiovascular disease and 11% have three or more risk factors.

The therapeutic application of adult human stem cells to repair damaged tissue is an emerging field in medicine. Drugs that facilitate the mobilization and/or collection of these cells, such as AMD3100, may have a potential role in this field. AnorMED has preclinical data in a heart attack model, presented at the American Heart Association Scientific Session, demonstrating that an injection of AMD3100 following a heart attack results in improved cardiac function and increased survival rate1.

AnorMED has filed an Investigational New Drug Application (IND) with the U.S. Food and Drug Administration for approval to begin a clinical program to evaluate the potential of AMD3100 to help repair damaged heart tissue in patients who have suffered heart attacks. Our initial goal is to demonstrate that AMD3100 can be safely used to mobilize stem cells in patients who have had a heart attack and to investigate the role of these cells in improving heart function for heart attack patients.

CXCR4 Inhibitors | Oncology

AnorMED has a research team focused on evaluating CXCR4 inhibitors, among other chemokine inhibitors, as potential therapeutics for inflammation, asthma and cancer. The CXCR4 receptor is present on certain tumour cells and has been implicated in certain types of blood cell cancers, including Acute Promyelocytic Leukemia and Chronic Myeloid Leukemia, as well as solid tumours including glioblastoma. The Company has a number of well established collaborations with research groups around the world, including Dr. Michael Andreef, at MD Anderson in the U.S., and Dr. Christian Thiede, at the University Hospital Carl Gustav in Germany. Data from this research continues to be reported in a variety of scientific publications.

1  Jwakum et al American Society of Hematology meeting Dec. 2002 and Losordo et al., American Heart Association Scientific Session Nov. 2003.

Management's Discussion and Analysis	This Management's Discussion and Analysis is as of May 1, 2005.

This discussion and analysis should be read in conjunction with our audited financial statements for the year ended March 31, 2005 and related notes prepared in accordance with generally accepted accounting principles in Canada and pursuant to the rules and regulations of the applicable governing bodies for the presentation of annual financial information. Additional information relating to our Company, including our Annual Report and AIF for the fiscal year ending March 31, 2004 is available by accessing the SEDAR website at www.sedar.com under the company name "AnorMED Inc."

All amounts following are expressed in Canadian dollars unless otherwise indicated.

Overview

AnorMED Inc. ("AnorMED", "the Company", "we", "our") is a Canadian biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products for the treatment of a variety of diseases, including cancer, HIV and inflammation. Currently, AnorMED is sponsoring two Phase III clinical trials and a number of Phase II clinical trials for a stem cell mobilizer used in cancer treatment, and is collaborating with the U.S. Adult AIDS Clinical Trials Group ("ACTG") in a Phase Ib/ IIa clinical trial for a new anti-HIV agent. Our drug discovery and development initiatives are supported by our core capabilities in medicinal and analytical chemistry, biochemistry, biology, drug formulation and manufacturing. We have been successful in discovering drug candidates that are now at various stages of preclinical and clinical development. These are divided into two categories: core products and programs, which are the focus of our in-house efforts and expense; and additional products, which are being developed by partners.

Management's Discussion and Analysis continued

AnorMED's core programs are in oncology and HIV and are focused on the discovery of drug candidates that target a specific class of receptors expressed on the surface of immune system cells called chemokine receptors. Specifically, we are pursuing additional therapeutic applications for blocking the CXCR4 chemokine receptor since this receptor is known to be involved in a variety of diseases including cancer, HIV and inflammation. Products we currently have in development include AMD3100, a stem cell mobilizer and AMD070, a new HIV entry inhibitor. In addition, we have early stage programs exploring AMD3100 in cardiac tissue repair and applications of CXCR4 inhibitors in other indications including cancer. We also have a research program focused on blocking the CCR5 chemokine receptor as a potential HIV entry inhibitor. The additional products in our portfolio include: FOSRENOL, a drug approved for kidney failure patients to treat hyperphosphataemia; NX473, a cancer chemotherapy agent; Atiprimod, a potential anticancer agent; and the HYNIC linker, a tool for medical imaging.

Our long-term business strategy involves building upon our internal drug discovery and clinical development capabilities to support the advancement of our most promising therapeutic candidates through late stage clinical trials, and to build a sales and marketing capability for select products contingent upon our abilities and available resources in specific territories. We will seek to partner our product candidates at various stages of development where additional regional and/or technical expertise or resources in clinical development and/or sales and marketing are required and reasonable commercial terms can be secured. The more advanced a product is before partnering, the better positioned we should be to negotiate terms which could include upfront and milestone payments, funding from the partner to cover all or a portion of ongoing development costs as well as a share of revenues based on net product sales. We will also consider partnering arrangements that will enable AnorMED to participate in the marketing of the drug candidates in certain geographical areas along with arrangements that may provide a greater share of revenues in exchange for participation in the later stage development of the drug candidate. We also evaluate opportunities to in-license products or programs to build on our core capabilities and pipeline, and utilize alliances and strategic partnerships to expand clinical, regulatory and product development capabilities.

In the short-term, we are focused on completing the two pivotal Phase III trials and a number of small Phase II studies with AMD3100. We are also engaged in a number of pre-marketing activities to support our planned commercialization for AMD3100, part of which involves evaluating the opportunity to build our own North

American sales and marketing team and seeking a European partner. Within our HIV program we have two tracks of activities. The first is supporting the advancement of AMD070 in the clinic, and the second is focusing on selecting a lead CCR5 inhibitor as a clinical candidate. Our plans for AMD070 will be driven by the data from our ongoing Phase Ib/IIa trial. We will likely seek a partner to support the development and worldwide commercialization of AMD070 once we have an indication of clinical proof of principle in this Phase Ib/IIa trial. We also have two other early stage programs currently underway. We plan to begin a Phase I safety study of AMD3100 as a potential new agent for cardiac tissue repair in heart attack patients and are conducting pre-clinical studies to evaluate AMD3100 in oncology.

Contingent upon positive clinical results we have several areas of activity with the potential to create substantial near-term value. These will be critical in securing additional resources either from the capital markets and/or from corporate partnerships that are necessary to move our current product candidates forward to commercialization, and realize the potential within our early stage and discovery programs. In the near-term, we anticipate additional European approvals of FOSRENOL this year that would provide a source income to AnorMED in the form of milestone payments.

In the future we may evaluate compounds developed in-house, as part of our chemokine inhibitor program, that target CXCR4 and CCR5, among other receptors for their potential in oncology, inflammation as well as HIV. Collaborations and partnerships for these programs, or specific parts of these programs, will also be explored. In the context of potential growth opportunities within our own research programs we will evaluate product opportunities based on: technical/scientific merit and challenges; business case; and resource requirements. We will also continue to evaluate external product and program opportunities that are complementary to our areas of expertise and consistent with our business strategy.

Fiscal 2005 Developments

In Fiscal 2005 we made substantial progress in the development of AMD3100 as a potential new agent for stem cell transplant in cancer patients. The most significant events being the establishment of a Special Protocol Assessment ("SPA") for the design of our AMD3100 Phase III protocols with the U.S. Food and Drug Administration ("FDA") in the third quarter and the immediate initiation and recruitment of patients into the Phase III studies in the fourth fiscal quarter. We also reported positive results on AMD3100 in stem cell transplant from a number of our small phase II studies as well as preclinical studies at a number of hematology conferences throughout the year. As of the end of Fiscal 2005 we had two Phase III trials and five Phase II trials for AMD3100 in different cancer patient populations ongoing in the U.S., Canada and Europe. Four Phase II trials were completed during the fiscal year. In Fiscal 2006, we expect our clinical costs to increase substantially as we recruit patients for our Phase II and Phase III studies. Results from these trials will be reported at various scientific conferences throughout calendar 2005 and 2006.

Management's Discussion and Analysis continued

In Fiscal 2005, we also reported positive results from a Phase I study for AMD070 at the World Aids Congress demonstrating its safety and oral bioavailability. This data was the basis for the start of the Phase Ib/IIa study we are conducting in collaboration with the ACTG, also initiated in Fiscal 2005. The majority of costs associated with this clinical study, including regulatory costs, were paid by the ACTG. As a result, our costs for this program in Fiscal 2005 were minimal and related specifically to drug formulation and manufacturing. We expect the ACTG to continue to fund the Phase Ib/IIa study in Fiscal 2006. We will be responsible for costs associated with drug supply, patient screening and some data analysis for this study. Contingent upon positive results from the Phase Ib/IIa we plan to initiate additional preclinical and drug interaction studies to evaluate the safety profile of the drug and would expect to fund these initiatives ourselves.

Other developments in Fiscal 2005 that we fully funded included the filing of an Investigational New Drug ("IND") application with the FDA to begin a Phase I clinical study to test the safety of AMD3100 in post-myocardial infarction patients. We expect to start and fund this clinical trial in calendar 2006. We also remain committed to funding our research program in order to select our own lead CCR5 clinical candidate and to evaluate the potential of CXCR4 inhibitors in other therapeutic areas.

During our third fiscal quarter ended December 31, 2004, we received a milestone payment of U.S.$18 million from Shire Pharmaceuticals Group, plc ("Shire") as a result of approval of FOSRENOL by the FDA in the United States. Further regulatory approvals for FOSRENOL, if granted, are expected to generate additional milestone payments from Shire totaling U.S.$6 million upon approval in the relevant E.U. countries. Also during our third fiscal quarter,

Shire exercised its option and agreed to make a U.S.$6 million milestone payment to us upon regulatory approval of FOSRENOL in Japan. We do not expect to generate sustained profitability unless and until additional product sales and royalty payments generate sufficient revenues to fund our continuing operations or we receive milestone payments that exceed expenses.

In April 2004, we were successful in licensing NX473 to NeoRx Corporation. Under the terms of the agreement, we received a one-time upfront milestone payment of U.S.$1 million cash and U.S.$1 million in NeoRx common stock. In addition, we are eligible to receive additional milestone payments of up to U.S.$13 million, payable in cash or a combination of cash and NeoRx common stock. Upon approval we would receive royalty payments of up to 15% on product sales. NeoRx is a cancer therapeutics development company with headquarters in Seattle, WA. NeoRx was granted exclusive global rights, excluding Japan, to develop, manufacture and commercialize the drug candidate for treatment of any human disease. NeoRx plans to initiate clinical studies for NX473 in small cell lung cancer in calendar 2005 and colorectal cancer in early 2006. Due to the decrease in the price of the NeoRx common stock during the year we have written down the value of the common stock that we received by $989,000 during the year.

During Fiscal 2005 we received a U.S.$200,000 licensing payment from Synergy Pharmaceuticals, Inc. (a subsidiary of Callisto Pharmaceuticals Inc.) for Atiprimod. Synergy is evaluating the anti-cancer properties of this drug candidate in a Phase Ib/IIa clinical trial in relapsed multiple myeloma patients. We also received an annual licensing payment of U.S.$100,000 from Bristol-Myers Squibb Medical Imaging Inc ("BMSMI") who subsequently cancelled their license to our chemical linker technology, HYNIC. Another licensee of the HYNIC technology, North American Scientific Inc. ("NASI") also terminated their license for HYNIC due to their decision to cease development of their medical imaging agent Hynic-Annexin V.

Our financial condition and results of operations for Fiscal 2005 are consistent with management's expectations. In some instances the timing of certain expenditures was different than originally planned due primarily to the timing of clinical trials which is inherently difficult to predict due to the number of regulatory and contractual requirements necessary to initiate trials (see "Results of Operations").

There have been no material changes during Fiscal 2005 to the forward-looking information provided in the 2004 Annual Report other than we initiated patient enrollment into the Phase Ib/IIa clinical trial for AMD070 in the fourth fiscal quarter of 2005 and we have yet to select a CCR5 clinical candidate although we have made progress in identifying candidates in a number of structural classes.

Critical Accounting Policies and Estimates

AnorMED's financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that they are made. Actual results may differ from our estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during each reporting period. Significant areas requiring the use of management estimates relate to recognition of revenue, stock-based compensation, amortization of property and equipment, and determination of accrued liabilities. The reported amounts and note disclosure are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions.

The significant accounting policies that we believe to be most critical in fully understanding and evaluating our financial results include revenue recognition, stock-based compensation, property and equipment, and accrued and contingent liabilities.

Revenue Recognition

Our primary sources of revenue have been derived from research and development collaborations, and licensing fees comprised of initial fees and milestone payments. Interest income earned during the year on our cash and short-term investments is disclosed as "Other income (expense)" in our "Statement of Operations" in our financial statements. Research revenue, that includes payments due under collaborative research and development agreements that are non-refundable, is recorded as revenue as the related expenditures are incurred pursuant to the agreement and provided collectibility is reasonably assured. Licensing revenue, that includes initial fees and milestone payments that are non-refundable, is recorded as revenue unless the Company's ongoing involvement is required in which case the revenue is deferred and amortized into income over the estimated period of our ongoing involvement. For Fiscal 2005, all of our revenue was comprised of milestone payments under various license agreements as described under "Fiscal 2005 Developments". All of the milestone payments that were due under these agreements in Fiscal 2005 have now been received. Since there was no ongoing involvement that was required of us under the license agreements, we recorded all of the milestone payments that were due during Fiscal 2005 as revenue for the year. Further details of the evaluation of each agreement with respect to multiple element arrangements are disclosed in note 2 (g) of our financial statements.

Stock-based Compensation

In Fiscal 2004, the Company adopted a new accounting policy for recording employee stock-based awards. In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003. The transitional provisions outlined by CICA Section 3870 that were adopted by the Company, allow that only options granted, modified or settled since April 1, 2003 need to be recorded as compensation expense using the fair value method. Prior to the adoption of this method, the Company disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method. Due to the allowance of the prospective treatment of the compensation expense, the change in accounting policy required no restatement of prior year's financial statements. We do however continue to disclose the pro forma effect of accounting for stock options awarded to employees prior to March 31, 2003 under the fair value method. Refer to note 5(c) of our financial statements for the pro forma financial results using the fair value method of accounting for stock-based compensation.

The Black-Scholes options pricing model is used in calculating the fair value of options granted during the year as required under the new accounting rules. However, this model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable which are characteristics that are significantly different from our employee stock options. In addition, this option-pricing model requires the input of highly subjective assumptions including the expected stock price volatility. We use projected data for expected volatility and expected life of our stock options based upon historical and other economic data trended into future years; however, changes in these subjective input assumptions can materially affect these estimates and consequently the measure of the fair value of our employee stock options. Additionally, this accounting estimate is reasonably likely to change from period to period as further stock options are issued and adjustments are made for stock option forfeitures and cancellations.

Property and Equipment

The valuation and amortization of property and equipment is a critical accounting estimate because of the long-term nature of these assets. Judgement is exercised and assumptions are made when determining whether the carrying value of the property and equipment exceeds the recoverable value based on future undiscounted cash flows. Amortization of property and equipment is calculated using various rates based on management's estimate of the expected useful life of the asset. Factors considered in estimating the useful life of property and equipment include: our expected use of the asset; legal, regulatory and contractual provisions that may limit its useful life; the effects of obsolescence; and the level of maintenance expenditures required to obtain the expected future economic benefit of the asset. After evaluating the events and changes in circumstances affecting the carrying value and amortization of property and equipment, we determined that an impairment loss is not required and that the rates of amortization detailed in notes 2(e) and (f) of our financial statements are appropriate as at and for the year ended March 31, 2005. Any significant changes to our assessment could possibly result in an impairment loss of a portion of, or up to the full amount of, the unamortized value of our property and equipment at the time of the determination.

Accrued and Contingent Liabilities

We have established collaborative agreements with certain hospitals and academic and corporate laboratories that provide resources and expertise that complement our clinical development as well as our research and development programs. Typically these agreements can span over a number of years or accounting periods such as a fiscal quarter. Since payments under these agreements may not coincide with the period in which the services were rendered, judgement is required in estimating the amount of expense to be recorded in each accounting period. Similarly, judgement is required in determining the amount of expenditures that are contractually committed under the various agreements.

Factors that we consider in estimating the amount of expense for the quarter may include one or all of: the contractual terms, the level of services provided and/or the goods delivered, and the proportion of the overall contracted time that has elapsed during the period. In making these assessments we sometimes rely on information provided from contractors at remote sites that are not conducive for immediate independent verification. We perform periodic reviews of our collaborators' sites and receive verification by way of reports and delivered products. Changes to these estimates may result in greater or lesser expenses in an accounting period and the maximum expense under committed programs is disclosed in note 7 (d) of our financial statements.

Disclosure Controls and Procedures

We maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Administrators' rules and forms. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of March 31, 2005 and concluded that our current disclosure controls and procedures are effective.

Selected Financial Information

The following is selected financial information about AnorMED, for our 2005, 2004 and 2003 fiscal years:

(expressed in thousands of Canadian dollars, except per share amounts)	2005	2004	2003

Revenue	$24,268	$2,022	$305
Research and development expenses	19,561	14,808	16,219
General and administrative expenses	6,731	5,101	4,940
Amortization	886	1,176	1,315
Net loss	(2,169)	(17,531)	(20,437)
Loss per share [1]	(0.07)	(0.64)	(0.80)
Total assets	70,220	69,717	58,589
Total long-term liabilities	-	-	25
Accumulated deficit	(89,973)	(87,804)	(70,273)
Total shareholders' equity	65,511	66,049	55,517

[1] Diluted loss per share has not been presented for 2005, 2004 and 2003 since our stock options were anti-dilutive.

We have not declared any cash dividends since the inception of the Company and we do not expect to declare cash dividends for several years, if ever.

The following Results of Operations describe the period variations and trends in financial condition and results of operations.

Results of Operations

We incurred a net loss of $2.2 million, which is 7 cents per common share, for the fiscal year ended March 31, 2005 compared to a net loss of $17.5 million or 64 cents per common share in Fiscal 2004 and a net loss of $20.4 million or 80 cents per common share in Fiscal 2003.

The main variations in operations from our expected results at the start of Fiscal 2005 were: (i) lower than expected costs in our AMD3100 program of approximately $2 million since we budgeted for the fastest possible patient accrual into our various Phase II clinical trials which was not the case, and the time to reach the SPA agreement with the FDA delayed the planned start of the Phase III clinical trials by approximately three months; (ii) longer than expected time to identify a lead drug candidate for development in our CCR5 program that resulted in lower expenditures for pre-clinical studies and manufacturing costs of approximately $3 million; (iii) lower than budgeted clinical trial and manufacturing costs for AMD070 of approximately $1 million due to the later than expected start of the Phase Ib/IIa clinical trial; and (iv) personnel costs were approximately $1 million higher in research and development and $800,000 higher in general and administrative expenses due to higher than expected staff numbers to support the development of AMD3100.

Revenue

In Fiscal 2005 (as described above) we received licensing revenue in the form of milestone payments of approximately $2.3 million in our first fiscal quarter from NeoRx for the licensing of NX473 and approximately $21.6 million in our third fiscal quarter from Shire as a result of the U.S. approval of FOSRENOL. In Fiscal 2004, the majority of the licensing revenue came from a U.S.$1 million payment from Shire as a result of the first regulatory approval of FOSRENOL in Sweden in March 2004. This payment accounts for the majority of the increase in revenue from Fiscal 2003. The remaining revenue in both Fiscal 2005 and Fiscal 2004 consisted primarily of payments on existing licensing agreements with BMSMI, Synergy and NASI. Interest income is recorded as "Other income".

Additional regulatory approvals, if granted, for FOSRENOL in the relevant European countries are expected to generate up to a further U.S.$6 million in milestone payments in Fiscal 2006. It is unlikely that FOSRENOL will be approved in Japan in Fiscal 2006. We do not expect significant additional milestone payments from any of our other existing partnerships during Fiscal 2006. We expect that the primary sources of revenue for the next several years will be payments under existing licensing and collaborative research agreements. These payments are conditional upon the sale of approved products and the achievement of certain milestones under these agreements. Any new licensing agreements that we enter into will also likely contain upfront and milestone payments that should qualify as licensing revenue either in whole or in part depending on the terms of these agreements. We also expect to earn interest income on our cash and short-term investments.

Expenses

Research and Development

The research and development projects that we were involved in during the year remained consistent to the two prior years but expenses were higher this year than the previous two years due to the continued advancement of our products in clinical trials. The majority of research and development expenditures continue to be associated with the AMD3100 program, AMD070 clinical trial and manufacturing costs, and in-house research focused on selecting a CCR5 entry inhibitor anti-HIV drug candidate. AMD3100 expenditures increased this fiscal year because of the initiation of two Phase III clinical trials in the fourth fiscal quarter and the initiation of four additional Phase II clinical trials during the year bringing the total to nine Phase II clinical trials that were active at some point during the fiscal year. This is a greater level of activity in the AMD3100 program than in Fiscal 2004 during which we had initiated a total of five Phase II clinical trials and in Fiscal 2003 during which we substantially completed three Phase I clinical trials and started the first Phase II trial in the fourth fiscal quarter of the year. Overall for Fiscal 2005, costs related to AMD070 were similar to Fiscal 2004 but were lower than Fiscal 2003 since the ACTG has provided substantial financial and operational support to the clinical trials. In contrast, we paid for all of the pre-clinical and manufacturing costs in Fiscal 2003 that were necessary prior to starting the clinical trial for this drug candidate in that year. We expect research and development costs to increase during the next fiscal year due to the costs of advancing the AMD3100 clinical program and the manufacture of additional drug substance and clinical drug product for AMD3100 and AMD070 to support trials planned for Fiscal 2006. Our research and development staffing numbers increased by 22 employees over Fiscal 2004 to a total of 92 employees engaged in research and development and we expect these staffing levels to continue to increase as we expand the number of clinical trials that we are managing. If we were to be successful in completing a corporate licensing agreement, our research and development costs could decline if the licensee takes responsibility for clinical and development activities.

Stock-based compensation expense for the year, recorded as personnel costs, in research and development expenses and general and administrative expenses, was $958,000 and $319,000 respectively compared to $272,000 and $91,000 respectively in Fiscal 2004. The increase is a result of the stock-based compensation expense now including a portion of the cost of options that have been granted over the last eight quarters (versus only four quarters in Fiscal 2004) since this accounting policy was adopted effective April 1, 2003. Due to the prospective treatment of the change in accounting policy, no restatement of Fiscal 2003 financial statements was required. See the "Share Capital - Stock-based Compensation Expense" note 5(c) in the accompanying financial statements for additional details relating to this expense.

General and Administrative

General and administrative expenses increased compared to prior years primarily due to business development and pre-commercialization costs relating to market research and consulting costs in our AMD3100 program. Severance and other costs due to a reorganization of senior management during Fiscal 2004 increased personnel costs for that fiscal year over Fiscal 2003. We also added to our general and administrative staff during Fiscal 2005 increasing by 11 employees to a total of 29 to support the AMD3100 development program. We expect that general and administrative expenses will increase during Fiscal 2006 due to increased market research and consulting costs related to AMD3100 development and higher investor relations costs as we continue to increase U.S. and Canadian shareholder awareness of our programs and plans. General and administrative costs are expected to increase at a slower rate than our research and development expenses and we anticipate adding a modest number of additional employees in Fiscal 2006.

Amortization

Amortization expense decreased in Fiscal 2005 due to reduced capital expenditures over the last few years and the attainment of full depreciation of individual assets from within our pool of assets. However, we anticipate amortization expense to increase over the coming fiscal year due to capital purchases that were made late in Fiscal 2005 related to equipment and leasehold improvements for our increased staff levels.

Other Income (Expense)

Fiscal 2005 interest income remained consistent with Fiscal 2004. The effect of higher cash and investment balances during the year as a result of the Shire payment in October 2004 and the bought deal financing that was completed in December 2003 was offset by lower interest rates throughout Fiscal 2005. However, interest income was lower than Fiscal 2003 due to lower interest rates and lower average cash balances during the year. Due to the strengthening of the U.S. dollar versus the Canadian dollar late in Fiscal 2005, we recognized a foreign exchange gain of $146,000 in the fourth fiscal quarter and $267,000 for the full fiscal year since the Shire milestone payment received in October 2004 was in U.S. dollars and we have invested these funds in U.S. dollar denominated investments. Also included in other income (expense) is a loss on the revaluation of investments of $989,000 due to the decline in the market value of the common shares that we received from NeoRx as part of the upfront milestone payment for licensing NX473.

Liquidity and Capital Resources

Our total cash position was $65.3 million at the end of March 2005. Our cash reserves remained consistent year over year due in large part to the receipt of the milestone payment from Shire during the year. Our cash reserves are primarily held in investments with maturities less than 90 days due to the relatively higher yields that continue to be available for short-term maturities. The current cash on hand as well as expected interest income, supplemented by contractual payments on existing licensing agreements, is estimated to be sufficient to fund our operations as previously described into Fiscal 2007. We will continually evaluate opportunities to raise cash through new commercial partnerships and potential equity financings.

Capital expenditures for property and equipment of $1,014,000 in Fiscal 2005 increased over the $475,000 expended in Fiscal 2004 mainly due to the costs of additional computer hardware and software, office equipment including a new expanded telephone system, and leasehold improvements acquired to improve our information processing capacity and to upgrade staff workstations. We also purchased additional laboratory equipment to improve the capacity in our analytical laboratory. Capital expenditures are expected to grow as a result of increased staffing levels necessitating equipment acquisitions and equipment replacements that are anticipated to be made during Fiscal 2006. As of March 31, 2005, no material commitments for capital expenditures have been made.

Since inception, we have financed our research and development, operations and capital expenditures from public and private sales of equity, licensing and research funding from strategic partners and interest income. From inception through to March 31, 2005, we have received approximately $140 million in net cash proceeds from the sale of equity securities by way of private and public financing.

At March 31, 2005, we have a valuation allowance equal to our future tax asset since we have not established a pattern of profitable operations for income tax purposes. While we do not expect to pay income taxes in Fiscal 2006, we anticipate that when we do become taxable we will be taxed at statutory Canadian tax rates.

We had working capital of $62.1 million as at March 31, 2005. We also have 3,261,163 stock options outstanding that are exercisable at prices between $1.75 and $20.10 per share. If all outstanding stock options were exercised, we would receive proceeds of approximately $20.1 million.

The following table lists contractual obligations of the Company as at March 31, 2005. We expect to fund these expenditures out of our available cash and short-term investments.

Contractual Obligations		Payments Due by Period
(expressed in thousands of Canadian dollars)	Total	In the next year	2-3 years	4-5 years	After 5 years

Long-term debt	$-	$-	$-	$-	$-
Capital lease obligations	-	-	-	-	-
Operating [1]	1,086	590	496	-	-
Research expenditures [2]	7,759	7,061	698	-	-
Purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-
Total	$8,845	$7,651	$1,194	$-	$-

1

Represents minimum lease payments under an operating lease for our premises. For further details see note 8 of our financial statements.

2

Represents committed expenditures under collaborative agreements. For further details see note 7 (d) of our financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, have not signed any letters of credit and have not granted any performance bonds.

Related Party Transactions

We did not have any transactions with related parties during the year that are reportable under Canadian GAAP.

Outstanding Share Data

As of May 1, 2005, we have approximately 31.8 million issued and outstanding common shares. Also as at May 1, 2005, we have approximately 3.5 million stock options outstanding to purchase common shares. See the "Statements of Changes in Shareholders' Equity" and "Share capital" note 5 of our financial statements for additional details up to March 31, 2005.

Management's Discussion and Analysis continued

Risks and Uncertainties

Our funding needs may vary depending upon a number of factors including: progress of our research and development programs and the number and breadth of these programs, the costs associated with completing clinical studies and the regulatory approval process, collaborative and license agreements with third parties, decisions to in-license or acquire additional products for development, competing technological and market developments, and prosecuting and enforcing patent claims and other intellectual property rights. In the future, we will need to raise substantial additional funds to continue our research and development programs and to commence, or to continue, the pre-clinical studies and clinical trials necessary to obtain marketing approval.

We continually review our funding options and intend to seek additional funding as required. Sources may include public or private financing, arrangements with corporate partners and other sources. There can be no assurance that such funds will be available on favourable terms, or at all. If adequate funding is not available, we may be required to delay, reduce or eliminate one or more of our research or development programs or obtain funds through arrangements with corporate collaborators or others that may require us to relinquish greater or all rights to product candidates at an earlier stage of development or on less favourable terms than we would otherwise seek. Insufficient financing may also require us to relinquish rights to certain of our technologies that we would otherwise develop or commercialize. To the extent possible, we implement strategies to reduce or mitigate the risks and uncertainties associated with our business. Operating risks include: (i) the ability to successfully complete pre-clinical and clinical development of our products, (ii) the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products, (iii) decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products, (iv) the ability to obtain and enforce patent and other intellectual property protection for our technology and products, and in-licensed technology and products, (v) market acceptance of our technology and products, (vi) the competitive environment and impact of technological change, (vii) the continued availability of capital to finance our activities, and (viii) our ability to attract and retain employees to carry out our business plans. An additional operating risk is the timely development and commercialization of any technology or products that are contingent on the completion and maintenance of corporate alliances with third parties.

In addition, we are exposed to market risk related to changes in interest and foreign currency exchange rates, each of which could adversely affect the value of our current assets and liabilities. We invest our cash reserves in a diverse portfolio of liquid, high-grade investment securities with varying terms to maturity (not exceeding one year), selected with regard to the expected timing of expenditures for continuing operations and prevailing interest rates. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to our investment portfolio, due to the relative short-term nature of the investments and our current ability to hold fixed income investments until maturity. We attempt to minimize the credit risk of our short-term investments by investing in a variety of investment grade marketable securities. If market interest rates were to increase immediately and uniformly by 10% from levels at March 31, 2005, the fair value of the portfolio would decline by an immaterial amount. We purchase goods and services in both Canadian and U.S. dollars. Foreign exchange risk is primarily managed by satisfying non-Canadian denominated expenditures with cash flows or assets denominated in the same currency. As at March 31, 2005, we do not have any forward currency contracts or other financial derivatives in place to hedge exchange risk. A sudden or significant change in foreign exchange rates could affect our future operating results or cash flows. If the Canadian dollar was to increase by 5% against the U.S. dollar and we did not have a hedge in place, we would incur an unrealized foreign currency translation loss of approximately $950,000.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes", "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects," and similar expressions, constitute "forward-looking statements". Such forward-looking statements are predictions and they involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Risk factors and uncertainties which could cause actual results to differ from what is expressed or implied by our forward-looking statements are described in more detail in our Annual Information Form that is available on SEDAR at www.sedar.com under the company name "AnorMED Inc.". We encourage you to read those descriptions carefully. We caution investors not to place undue reliance on the forward-looking statements contained in this report. These statements, like all statements in this report, speak only as of the date of this report, unless an earlier date is indicated, and, except as required by law and the rules and regulations of the Canadian regulatory authorities, we disclaim any obligation to update or revise the statements.

Quarterly Financial Data

The following table sets forth certain unaudited statements of operations data for each of the eight most recent quarters that, in management's opinion, have been prepared on a basis consistent with the audited financial statements for the year ended March 31, 2005.

(expressed in thousands of Canadian dollars, except per share amounts)
	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
	2003	2003	2003	2004	2004	2004	2004	2005

Revenue	$34	$-	$33	$1,955	$2,310	$11	$21,600	$347
Net income (loss)	$(4,979)	$(4,212)	$(4,409)	$(3,931)	$(3,814)	$(6,584)	$15,848	$(7,619)
Income (loss) per share	$(0.19)	$(0.16)	$(0.17)	$(0.12)	$(0.12)	$(0.21)	$0.50	$(0.24)

Quarterly Trends

Our spending patterns continue to reflect the progress of our core products AMD3100 and AMD070, and the retention and expansion of our workforce necessary to sustain that progress. In the seven fiscal quarters starting April 1, 2003, we initiated and expanded our Phase II clinical trials with AMD3100 and manufactured drug substance and drug product to support its clinical program. In the quarter ended March 31, 2005, we initiated two Phase III trials for this drug candidate as well. We initiated a Phase I clinical trial for AMD070 in September 2003 and a Phase Ib/IIa clinical trial in March 2005. Throughout the quarters our research programs have focused on developing a CCR5 clinical candidate and developing backup CXCR4 inhibitors for HIV and, in the last few quarters, we have added the evaluation of CXCR4 inhibitors in cardiac tissue repair and oncology. In upcoming quarters we will continue to incur losses as we advance through the AMD3100 Phase III clinical studies and pursue other activities required to support filing a New Drug Application with the FDA in the future and initiate the pre-commercialization activities for AMD3100. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

Additional information relating to AnorMED, including our Annual Information Form, is available on SEDAR at www.sedar.com under the company name "AnorMED Inc.".

Management's Responsibility for Financial Reporting

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and have been approved by the Board of Directors. The integrity and objectivity of these financial statements are the responsibility of management. In addition, management is responsible for all other information in the annual report and for ensuring that this information is consistent, where appropriate, with the information contained in the financial statements.

In support of this responsibility, AnorMED Inc. maintains systems of internal accounting and administrative controls to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These financial statements may include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the financial statements are presented fairly in all material respects.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is comprised solely of independent directors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the financial statements and the external auditors' report.

The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the re-appointment of the external auditors.

The financial statements have been audited on behalf of the shareholders by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards. Their report follows. The external auditors meet independently with and have full and free access to the Audit Committee with respect to their findings concerning the fairness of the financial reporting and the adequacy of internal controls.

[signed]	[signed]
Michael J. Abrams	William J. Adams
President and Chief Executive Officer	Chief Financial Officer
Secretary and Treasurer
May 6, 2005

Auditor's Report

To the Shareholders of AnorMED Inc.

We have audited the balance sheets of AnorMED Inc. as at March 31, 2005 and 2004 and the statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three year period ended March 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2005 in accordance with Canadian generally accepted accounting principles.

[ signed ]
KPMG llp

Chartered Accountants

Vancouver, Canada
May 6, 2005

Balance Sheets

	(Expressed in thousands of Canadian dollars, except share amounts)
As at March 31	2005	2004
Assets
Current assets:
Cash and cash equivalents	$57,834	$40,608
Short-term investments	7,440	25,012
Accounts receivable	513	352
Prepaid expenses	1,001	565
Current portion of security deposit (note 8)	-	150
	66,788	66,687
Security deposit (note 8)	100	100
Long-term investment (note 3)	292	-
Property and equipment, net (note 4)	3,040	2,930
	$70,220	$69,717
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$4,709	$3,668
Shareholders' equity:
Share capital (note 5):
Authorized:
Unlimited number of common shares without par value
Unlimited number of preferred shares without par value
Issued and outstanding:
31,829,493 common shares (2004 - 31,740,148)	153,786	153,452
Additional paid-in capital	1,698	401
Accumulated deficit	(89,973)	(87,804)
	65,511	66,049
	$70,220	$69,717
Collaborative agreements (note 7) Commitments and contingencies (note 8)	See accompanying notes to the financial statements

Approved on behalf of the Board:

[ signed ]

[ signed ]

Willem Wassenaar

Julia Levy

Director

Director

Statements of Operations

		(Expressed in thousands of Canadian dollars, except share amounts)
Years ended March 31		2005		2004		2003

Revenue:
Licensing		$24,268		$2,022		$305

Expenses:
Research and development		19,561		14,808		16,219
General and administrative		6,731		5,101		4,940
Amortization		886		1,176		1,315
		27,178		21,085		22,474
Other income (expense):
Interest income		1,463		1,487		1,730
Foreign exchange gain		267		45		2
Other expenses (note 3)		(989)		-		-
		741		1,532		1,732

Net loss	$	(2,169)	$	(17,531)	$	(20,437)

Loss per common share	$	(0.07)	$	(0.64)	$	(0.80)

Diluted loss per common share	$	(0.07)	$	(0.64)	$	(0.80)

Weighted average number of common
shares outstanding (thousands of shares)		31,799		27,350		25,682

				See accompanying notes to
				the financial statements.

Statements of Changes in Shareholders' Equity

		(Expressed in thousands of Canadian dollars, except share amounts)
	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders' equity

Balance at March 31, 2002	25,636,965	$125,564	$(49,836)	$-	$75,728

Issued for cash	64,883	130	-	-	130
Issued for consulting services	20,000	80	-	-	80
Stock-based compensation	-	-	-	16	16
Net loss	-	-	(20,437)	-	(20,437)
Balance at March 31, 2003	25,721,848	125,774	(70,273)	16	55,517
Issued for cash	11,300	43	-	-	43
Issued for cash on exercise of options	7,000	21	-	-	21
Issued for cash pursuant to
public financing (note 5(a))	6,000,000	29,400	-	-	29,400
Share issue costs	-	(1,786)	-	-	(1,786)
Stock-based compensation	-	-	-	385	385
Net loss	-	-	(17,531)	-	(17,531)
Balance at March 31, 2004	31,740,148	153,452	(87,804)	401	66,049
Issued for cash	17,450	81	-	-	81
Issued for cash on exercise of options	71,895	253	-	(22)	231
Stock-based compensation	-	-	-	1,319	1,319
Net loss	-	-	(2,169)	-	(2,169)
Balance at March 31, 2005	31,829,493	$153,786	$(89,973)	$1,698	$65,511

				See accompanying notes to
				the financial statements.

Statements of Cash Flows

		(Expressed in thousands of Canadian dollars, except share amounts)
Years ended March 31		2005		2004	2003

Cash provided by (used in):

Operations:
Net loss	$	(2,169)	$	(17,531)	$ (20,437)
Items not involving cash:
Amortization		886		1,176	1,315
Loss on disposal of property and equipment		14		21	-
Licensing revenue received in shares (note 3)		(1,281)		-	-
Loss on revaluation of investments (note 3)		989		-	-
Compensatory stock options (note 5(c))		1,319		385	16
Issuance of shares for consulting services		-		-	80
Changes in non-cash operating working capital:
Accounts receivable		(161)		(101)	381
Prepaid expenses		(436)		(34)	(74)
Accounts payable and accrued liabilities		1,041		766	(725)
		202		(15,318)	(19,444)
Investments:
Net sale of short-term investments		17,572		27,860	13,527
Security deposit		150		-	100
Proceeds on disposal of property and equipment		4		-	-
Purchase of property and equipment		(1,014)		(475)	(358)
		16,712		27,385	13,269
Financing:
Decrease in capital lease obligations		-		(170)	(166)
Issuance of shares, net of share issue costs		312		27,678	130
		312		27,508	(36)

Increase (decrease) in cash and cash equivalents		17,226		39,575	(6,211)
Cash and cash equivalents, beginning of year		40,608		1,033	7,244
Cash and cash equivalents, end of year		$57,834		$40,608	$1,033

					See accompanying notes to
					the financial statements.

Notes to the Financial Statements	(Tabular amounts are expressed in thousands of Canadian dollars unless otherwise indicated)
Years ended March 31, 2005, 2004 and 2003

Note 1 Operations:

AnorMED Inc. (the "Company") is a biopharmaceutical company focused on the discovery and development of innovative small molecule therapeutic products. The Company was incorporated on January 5, 1996 under the Canada Business Corporations Act and commenced operations on April 1, 1996.

The Company has financed its cash requirements primarily from share issuances, proceeds from the licensing of its technology, including milestone payments, revenue from research and development collaboration services and investment income. The Company's ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

Note 2 Significant accounting policies:

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada. All amounts are expressed in Canadian dollars unless otherwise indicated.

(a) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenue and expenses during each reporting period. Significant areas requiring the use of management estimates relate to amortization of property and equipment, stockbased compensation, determination of accrued liabilities, and the timing of recognition of revenue. The reported amounts and note disclosure are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions. Actual results, however, may differ from the estimates used.

(b) Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand, balances with banks, and investments in highly liquid securities that on acquisition have a remaining term to maturity of three months or less.

(c) Short-term investments:

Short-term investments consist of bankers' acceptances, highly liquid investments and low risk commercial paper, having terms to maturity on acquisition of greater than three months. The Company attempts to minimize the credit risk of our short-term investments by investing in a variety of investment grade marketable securities. Generally, short-term investments have varying maturities of less than twelve months. Investments are valued at cost, including accrued interest, which approximates market value.

Notes to the Financial Statements Continued

Note 2 continued

(d) Long-term investment:

Long-term investment represents a portfolio investment in a marketable security that is accounted for using the cost method. The initial investment was recorded at cost and any earnings from the investment are recognized only to the extent received or receivable. When there is a loss in value of the investment that is other than a temporary decline, the investment is written down to recognize the loss. The Company's management reviews the underlying value of the investment on a regular basis by reference to estimated fair value based on established criteria including trading value, anticipated cash flows and profitability of the investee. Disclosure is made of both the quoted market value and the carrying value of the investment in note 3.

(e) Property and equipment:

Property and equipment are recorded at cost less accumulated amortization. Amortization is provided using the following methods and annual rates:

Asset	Method	Rate
Laboratory equipment	Declining-balance	20%
Office equipment	Declining-balance	20%
Computer equipment	Declining-balance	30%
Computer software	Straight-line	3 years
Leasehold improvements	Straight-line	5 years

Property and equipment, acquired or disposed of during the year, are amortized proportionately for the period they are in use.

If management determines that the carrying value of property and equipment exceeds the recoverable value based on future undiscounted cash flows, an impairment loss would be recognized and such assets would be written down to their fair values. No impairment relating to property and equipment has been made to date.

(f) Impairment of long-lived assets:

Long-lived assets held for use are reviewed for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. When the carrying value is not recoverable from future cash flows on an undiscounted basis and the carrying value exceeds the asset's fair value, an impairment loss is recorded for the excess of the carrying value over the fair value.

Note 2 Continued

(g) Revenue recognition:

Revenue from the Company's collaborative arrangements, including contract research payments and milestone payments received or receivable, is evaluated to determine whether the terms of the arrangement require the delivery of multiple elements and is disclosed net of amounts payable to third parties. Revenue associated with multiple element arrangements is attributed to the various elements based on its relative fair value and is recognized on an accrual basis in accordance with the contractual arrangements provided that collectbility is reasonably assured. The individual elements are recognized as revenue as described below:

Research revenue derived from collaborative agreements is in the form of payments for research and development services provided by the Company and is recognized as the Company fulfills its obligations in accordance with the contractual arrangements.

Licensing revenue, in the form of non-refundable upfront payments and annual maintenance fees, is recognized at the date the license is granted, or the maintenance fee is due, unless there are specific events which must be completed under the terms of the licensing agreement, in which case, a portion of the revenue is recognized upon completion of each specific event. If the events are to be delivered over a period of time, it is recognized over the term that the underlying benefit has been conferred. Non-refundable milestone payments are recognized upon the achievement of specified milestones within the agreement when the Company has no further involvement or obligation to perform related to that specific element of the arrangement. Upfront payments, annual maintenance fees and milestone payments received which require the ongoing involvement of the Company are recorded as deferred revenue and amortized over the period of the ongoing involvement of the Company.

(h) Research and development costs:

Research costs, other than capital expenditures that are included in property and equipment, are charged to operations as incurred. Development costs are charged to operations in the period of the expenditure unless a development project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. At March 31, 2005 and 2004, no development costs have been deferred.

(i) Patents:

Patent costs, incurred in the protection of intellectual property developed internally, are expensed in the period in which they are incurred. The costs include those associated with the filing, prosecution and maintenance of patents in domestic and international jurisdictions.

(j) Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenue and expense items are translated at the average monthly exchange rate in effect at the date of the transaction. Foreign exchange gains and losses are included in the determination of the net income or loss for the period.

Notes to the Financial Statements Continued

Note 2 Continued

(k) Loss per common share:

Loss per common share is computed using the weighted average number of common shares outstanding during the period. Diluted loss per common share is computed assuming all common shares related to the exercise of all options that have a dilutive effect have been issued at the later of the beginning of the period or the date of issuance. Diluted loss per common share does not differ from loss per common share as the effect of common shares issuable upon the exercise of options would reduce the loss per common share.

(l) Stock-based compensation plans:

The Company grants stock options to directors, officers, employees and consultants pursuant to the incentive stock option plan described in note 5(b). The Company accounts for all stock-based payments to non-employees granted on or after April 1, 2001, using the fair value based method. For stock options awarded to employees, the Company records compensation expense using the fair value method for options granted, modified or settled since April 1, 2003. For stock options issued to employees during the period from April 1, 2001 to March 31, 2003, the Company discloses the pro forma net loss and loss per share impact of fair value accounting for stock options awarded in note 5(c).

Under the fair value based method, stock-based payments are measured at the fair value of the equity instruments issued, typically at the grant date, and amortized over the vesting period.

(m) Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Future tax assets and liabilities are measured using enacted or substantively enacted Canadian tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change was made. Future income tax assets are recognized in the financial statements if realization is considered to be more likely than not.

(n) Fair value of financial instruments:

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short maturities.

Note 3

Long-term investment:

The Company's long-term investment represents a portfolio investment of 243,711 NeoRx Corporation common shares which is accounted for using the cost method. The common shares were received as partial consideration when the Company licensed NX473 (formerly AMD473) to NeoRx in April 2004. The shares were originally recorded at their fair value upon acquisition of U.S.$4.10 per share and were classified as a short-term investment. As a result of a decline in the market value of the shares listed on the NASDAQ exchange an impairment charge of $989,000 for the year ended March 31, 2005 was included in other expenses.

At December 31, 2004, the NeoRx common shares were reclassified as a long-term investment in order to reflect changes in management's intentions with respect to the investment. As at March 31, 2005, the investment had a carrying value and a quoted market value of $292,000.

Note 4

Property and equipment:

		Accumulated	Net book
March 31, 2005	Cost	amortization	value

Laboratory equipment	$4,508	$2,846	$1,662
Office equipment	936	448	488
Computer equipment	983	590	393
Computer software	922	738	184
Leasehold improvements	2,869	2,556	313
	$10,218	$7,178	$3,040

		Accumulated	Net book
March 31, 2004	Cost	amortization	value

Laboratory equipment	$4,175	$2,459	$1,716
Office equipment	669	415	254
Computer equipment	881	487	394
Computer software	859	603	256
Leasehold improvements	2,695	2,385	310
	$9,279	$6,349	$2,930

The Company did not have any equipment held under capital lease at March 31, 2005 or at March 31, 2004.

Notes to the Financial Statements Continued

Note 5

Share capital:

(a) 2004 Common share financing:

On December 23, 2003, pursuant to an agreement with an underwriting syndicate, the Company issued 6,000,000 common shares at a price of $4.90 per share for gross proceeds of $29,400,000. The Company incurred total share issue costs of $1,786,000 on the offering.

(b) Incentive stock option plan:

The Company offers an incentive stock option plan that provides for the granting of options to directors, officers, employees and consultants.

On September 16, 2004, the Company's shareholders approved an amendment to the incentive stock option plan to increase the number of authorized common shares available for issuance under the plan by 1,500,000 common shares bringing the maximum to 5,100,000 (2004 - 3,600,000).

Options to purchase common shares may be granted at an exercise price of each option equal to the market price of the Company's common shares on the trading day immediately preceding the date of grant. During the year ended March 31, 2005, the Company's shareholders also approved an amendment to the incentive stock option plan which changed the contractual life of future option grants to five years from the original ten years (five years for consultants). This change was approved by the shareholders on September 16, 2004, made retroactive to June 30, 2004, and is reflected in all of the weighted average assumptions listed below. All of the shares available for issuance under the stock option plan are subject to vesting over a three year period.

A summary of the status of the Company's incentive stock option plan as of March 31, 2005, March 31, 2004 and March 31, 2003 and changes during the periods ending on those dates is presented below:

	March 31, 2005		March 31, 2004		March 31, 2003
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	2,954,870	$6.01	2,708,154	$6.55	2,329,763	$7.37
Granted	413,490	7.31	328,850	3.03	488,950	3.88
Exercised	(71,895)	3.22	(7,000)	3.06	-	-
Cancelled	(35,302)	7.55	(75,134)	7.53	(110,559)	9.57
Outstanding, end of year	3,261,163	$6.15	2,954,870	$6.01	2,708,154	$6.55
Outstanding, exercisable, end of year	2,539,206		2,281,470		1,848,247

Note 5 Continued

The following table summarizes information relating to stock options outstanding at March 31, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding at March 31, 2005	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at March 31, 2005	Weighted average exercise price

$1.75 to 4.50	1,947,169	4.04	$2.98	1,646,802	$2.92
$4.51 to 8.99	567,624	6.37	6.86	146,034	5.78
$9.00 to 20.10	746,370	5.63	13.90	746,370	13.90
$1.75 to 20.10	3,261,163	4.81	$6.15	2,539,206	$6.31

As of March 31, 2005, the number of options issued and outstanding under the plan was 10.2% of the total issued and outstanding common shares. These options expire at various dates from July 28, 2005 to June 9, 2014.

(c) Stock-based compensation expense:

The Company has recorded $42,000 (2004 - $22,000; 2003 - $16,000) of stock-based compensation to non-employees during the year ended March 31, 2005. The stock-based compensation expense was calculated using the fair value method and was recognized in the financial statements as research and development expense. There were no options issued to non-employees during the year ended March 31, 2005 (2004 - 20,000; 2003 - 20,000).

Compensation expense of $1,277,000 (2004 - $363,000) has also been recognized for employee stock-based awards granted, modified, or settled since April 1, 2003, using the fair value method. The expense was recorded as personnel costs, in research and development expense $958,000 (2004 - $272,000) and in general and administrative expense $319,000 (2004 - $91,000), in the financial statements.

The following pro forma financial information reflects the pro forma net loss and loss per common share for stock-based awards granted subsequent to April 1, 2001 (the original adoption date of CICA Section 3870) through to March 31, 2003, had the Company recognized stock-based compensation using the fair value method to measure the compensatory value of employee stock-based compensation:

		2005		2004		2003

Net loss - as reported	$	(2,169)	$	(17,531)	$	(20,437)
Add: Fair value of stock-based compensation		(253)		(913)		(2,170)
Loss for the year - pro forma	$	(2,422)	$	(18,444)	$	(22,607)
Loss per common share - as reported	$	(0.07)		$(0.64)	$	(0.80)
Loss per common share - pro forma		(0.07)		(0.67)		(0.88)

Notes to the Financial Statements Continued

Note 5 Continued

The pro forma amounts exclude the effect of stock options granted prior to April 1, 2001, and may not be representative of future amounts since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years.

The weighted average fair value of stock options granted during the year ended March 31, 2005 was $5.26 per share (2004 - $2.32; 2003 - $3.34). The fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004	2003
Expected life of the option in years	7.4	9.0	10.0
Volatility	71.48%	75.81%	80.27%
Dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	4.30%	5.00%	5.63%

(d) Additional paid-in capital:

During the year, 71,895 options were exercised by employees, of which 10,197 options were granted after April 1, 2003. Therefore, $22,000 of additional paid-in capital previously recognized was reclassified to share capital.

(e) Employee and director share purchase plan:

The Company has adopted an employee and director share purchase plan (the "ESPP") under which a total of 400,000 common shares have been reserved for issuance to eligible directors and employees who participate in the plan. Under the ESPP, participants may purchase up to 10,000 common shares in any three year period. Each purchase must be from treasury and shall be at a 15% discount to the market price of the common shares.

During the period ended March 31, 2005, 17,450 common shares were issued for proceeds of $81,000 (2004 - 11,300 common shares were issued for proceeds of $43,000; 2003 - 64,883 common shares were issued for proceeds of $130,000).

(f) Shareholder protection rights plan:

On September 7, 2000, the Company's shareholders approved the adoption of a Shareholder Protection Rights Plan (the "Rights Plan") effective July 28, 2000 and expiring on July 28, 2010. The Rights Plan is designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control by a bidder in a transaction that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.

The rights issued to shareholders under the Rights Plan entitle their holders (other than the acquiror) under certain conditions to acquire common shares at a 50% discount from the then prevailing market price if a person or related group acquires 20% or more of the outstanding common shares.

Note 5 Continued

The dilutive effects of the rights are not triggered by a Permitted Bid. A Permitted Bid must meet certain requirements, including the requirement that a take-over bid circular prepared in compliance with applicable securities laws to all shareholders and that the take-over bid remain open for 60 days. If a bidder does not wish to make a Permitted Bid, the Board of Directors may still elect to redeem the rights or waive the application the Rights Plan and allow the offer to proceed without dilution to the bidder.

Note 6

Income taxes:

Income tax recoveries attributable to losses from operations differ from the amounts computed by applying the combined Canadian federal and provincial income tax rate of 35.62% (2004 - 37.12%, 2003 - 39.11%) to the net loss as follows:

	2005	2004	2003

Expected income tax recovery	$(773)	$(6,508)	$(7,992)
Reduced (increased) by:
Adjustment to future tax assets for reduced tax rates	-	1,366	1,716
Change in balance of valuation allowance
allocated to income tax expense	133	5,638	6,382
Stock-based compensation not deductible for tax	470	143	249
Other differences	170	(639)	(355)
	$-	$-	$-

The tax effects of temporary differences that give rise to significant components of the Company's future tax assets and future tax liabilities are presented below:

	2005	2004	2003

Non-capital loss carryforwards	$13,255	$15,585	$11,886
Research and development expenditures	12,614	10,636	9,311
Capital and other long-term assets	6,819	6,097	5,740
Share issue costs	382	619	362
Total gross future tax assets	33,070	32,937	27,299
Valuation allowance	(33,070)	(32,937)	(27,299)
Net future tax assets	$-	$-	$-

Notes to the Financial Statements Continued

Note 6 Continued

As at March 31, 2005, the Company has $31,669,000 research and development expenditures available to reduce future taxable income, which have no expiry date. The Company also has the following non-capital losses available to reduce future taxable income and investment tax credits available to reduce future taxes payable, which expire as follows:

	Non-capital losses	Investment tax credits

2007	$-	$18
2008	6,154	272
2009	6,141	606
2010	13,025	1,210
2011	11,893	1,703
2012	-	2,455
2013	-	2,228
2014	-	1,903
2015	-	2,231
	$37,213	$12,626

Note 7

Collaborative agreements:

(a) Shire Pharmaceuticals Group, plc ("Shire"):

The Company has a licensing agreement with Shire that grants to Shire the exclusive worldwide license to the Company's patents on rare-earth anti-hyperphosphatemia agents. Under the terms of the agreement, Shire is responsible for funding further development expenditures and will pay the Company royalties on the net sales value of such agents' sales made by Shire worldwide.

In March 2004, the Company and Shire agreed to amend the licensing agreement whereby the Company agreed to sell the global patents for FOSRENOL to U.K. based Shire and its wholly owned Netherlands based subsidiary, for up to U.S.$31,000,000 in milestone payments to be made upon regulatory approval in the United States, the European Union, and Japan.

Under the terms of the agreement, Shire will pay the Company U.S.$18,000,000 when FOSRENOL is approved in the United States, an aggregate of U.S.$7,000,000 when FOSRENOL is approved in the relevant EU countries and U.S.$6,000,000 to be paid upon approval in Japan. In consideration of these payments, Shire's royalty obligations to the Company shall cease throughout the world. The title to the patents will be transferred from AnorMED to Shire upon payment of milestones.

In October 2004, the Company received a milestone payment of U.S.$18,000,000 as a result of approval in the United States by the FDA. Shire also exercised its option to purchase the Japanese patents and agreed to make a U.S.$6,000,000 milestone payment to the Company upon regulatory approval of FOSRENOL in Japan, for which approval has not yet been received. In March 2004, the Company received U.S.$1,000,000 as a result of the first approval in Sweden.

Notes to the Financial Statements Continued

Note 7 Continued

(b) North American Scientific, Inc. ("NASI"):

The Company entered into a licensing agreement with NASI during the year ended March 31, 2003, which grants NASI a non-exclusive worldwide license to AnorMED's diagnostic radiolabeled imaging HYNIC linker technology for use with selected targeting molecules. Additionally, NASI is responsible for the clinical development, manufacturing and marketing of the products, and will make milestone payments and pay the Company royalties on the net sales value of approved product sales made by NASI worldwide.

During the year, NASI terminated their license due to their decision to cease development of their medical imaging agent Hynic-Annexin V.

(c) Bristol-Myers Squibb Medical Imaging, Inc. ("BMSMI"):

The Company entered into a licensing agreement with BMSMI during the year ended March 31, 2003, for use of AnorMED's HYNIC linker technology in the commercial development of products to be used for diagnostic medical imaging of cardiovascular diseases. Under the terms of the agreement, BMSMI has paid a non-refundable upfront payment of U.S.$100,000. As well, AnorMED will receive annual payments each fiscal year through to 2007. BMSMI will be responsible for all development costs and will make milestone payments and pay the Company royalties on sales of products that incorporate AnorMED's HYNIC linker technology.

During the year, BMSMI terminated their license.

(d) Other:

The Company has established collaborative agreements with certain academic and corporate laboratories that provide resources and expertise which complement the Company's research and development programs. Under some of these agreements, the Company is obliged to pay or will receive royalties at various rates and based on various factors, on net sales to the extent a product incorporates patented or patentable technology developed at these laboratories. As of March 31, 2005, no such royalties were payable or receivable under these contracts. Total committed expenditures under these contracts are approximately $7,759,000 at March 31, 2005 (2004 - $2,217,000; 2003 - $2,158,000), which are expected to be paid over the next two years.

Notes to the Financial Statements Continued

Note 8

Commitments and contingencies:

The Company leases its premises under an operating lease that expires on January 31, 2007, with an option to renew through 2022. Future minimum lease payments are as follows:

Years ending March 31:

2006	$590
2007	496
$1,086

Rent expense is recorded in the financial statements for the years ended March 31 as follows:

	2005	2004	2003

Research and development	$572	$576	$579
General and administrative	190	192	193
	$762	$768	$772

The Company has provided a security deposit of $100,000 under the terms of an operating lease agreement. These funds are held in trust and will be released to the Company on February 1, 2007.

Note 9

Financial instruments and financial risk:

For certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, security deposit and accounts payable and accrued liabilities, their carrying amounts approximate fair values due to their immediate or short terms to maturity.

Financial risk includes interest rate risk, credit risk and foreign exchange rate risk. Interest rate risk arises due to the Company's investments bearing fixed interest rates. Credit risk arises due to the accounts receivable comprised of amounts owing from the Company's collaborative agreements. Foreign exchange rate risk arises as the Company purchases goods and services in both Canadian and U.S. dollars and earns a significant portion of its revenue in U.S. dollars. Foreign exchange rate risk is managed by satisfying foreign denominated expenditures with cash flows or assets denominated in the same currency and entering into forward currency contracts and other financial derivatives to hedge foreign exchange rate risk. As at March 31, 2005, the Company held no options to purchase U.S. dollars and has sold no contracts that will oblige the Company to purchase U.S. dollars.

Note 10

Segmented information:

The Company operates in one industry segment which involves the research and development of small molecule therapeutics. All of the Company's operations, assets and employees are located in Canada.  Revenues generated from research and licenses are attributed to countries based on the location of the Company's collaborators as follows:

Revenue for the years ended March 31,	2005	2004	2003

United States	$2,668	$440	$305
Netherlands	21,600	1,145	-
United Kingdom	-	437	-
	$24,268	$2,022	$305

Note 11

Supplementary information:

(a) Accounts payable and accrued liabilities:

	2005	2004

Trade accounts payable	$1,506	$826
Collaborative agreements	1,598	1,194
Employee-related accruals	1,394	1,155
Other	211	493
	$4,709	$3,668

(b) Supplementary information of cash flows:

	2005	2004	2003

Interest received	$1,375	$1,844	$2,487
Interest paid	-	7	21

Corporate Information

Board of Directors	Corporate Governance

David Scott [1,2,4,5] Chairman, AnorMED Inc.,
Retired, President,
MDS Ventures Pacific Inc.
Vancouver, B.C.

Michael J. Abrams, Ph.D.
President and Chief Executive Officer
AnorMED Inc.
Custer, WA

Felix Baker, Ph.D. [1,2] Managing Partner,
Baker Brothers Investments
New York, NY

Michael J. Cleare, Ph.D [1,3] Executive Director,
Science & Technology Ventures,
Columbia University
Kennett Square, PA

Julia Levy, Ph.D. [2,3,5] Executive Chairman,
Scientific Advisory Board,
QLT Inc.
Vancouver, B.C.

Colin Mallet [1,4] Corporate Director
Vancouver, B.C.

Eve Slater, M.D.
Corporate Director
Short Hills, NJ

Willem Wassenaar, M.D.[3,4] Chairman and founder,
Pharmacy.ca
Toronto, ON

Edward J.Wawrzynczak, Ph.D.[3,5] Corporate Director
Redhill, Surrey, U.K

[1] Member of the Compensation Committee

[2] Member of the Finance Committee

[3] Member of the Audit Committee

[4] Member of the Corporate Governance Committee

[5] Member of the Nominating Committee

The Board of Directors of AnorMED believe that sound corporate governance practices are essential to the interests of the Company and its shareholders and that these practices should be reviewed regularly to ensure they are appropriate. The Board of Directors believes that the Company's practices are consistent with and in some cases go beyond most corporate governance rules and guidelines, including the current TSX Corporate Governance Guidelines and the new Canadian Securities Administrators' Corporate Governance Guidelines and the Board of Directors subscribes to the principles enunciated in these standards. The Company is committed to complying with the spirit as well as the letter of all Canadian financial control and reporting obligations. The Company's Business Philosophy and Corporate Code of Ethics is published on our website, www.anormed.com. For further details please refer to Company's Management Proxy Circular.

Transfer Agent & Registrar

Computershare Trust Company
Stock and Bond Transfer Department
510 Burrard Street
Vancouver, B.C. V6C 3B9

For change of address, lost stock certificates and other related enquiries, please write to the above address.

Independent Auditors

KPMG LLP
Vancouver, BC

Registered and Records Office

Fasken Martineau DuMoulin LLP
2100 - 1075 West Georgia Street
Vancouver, BC V6E 3G2

Management

Michael J. Abrams, Ph.D.
President and Chief Executive Officer

William J. Adams, C.A.
Vice President Finance, Chief Financial Officer
Secretary and Treasurer

Gary J. Bridger, Ph.D.
Vice President Research and Development and Chief Scientific Officer

Paul A. Brennan, M.Sc.
Vice President Business Development

Gary B. Calandra, M.D., Ph.D.
Vice President Clinical Development

Renato T. Skerlj, Ph.D.
Vice President Chemistry

Elisabeth J. Whiting, M.Sc.
Vice President Corporate Development and Communications

Share Trading Ranges

		High	Low
2004	Q1	$6.99	$4.43
	Q2	$8.59	$6.31
	Q3	$7.10	$4.35
	Q4	$7.50	$5.05
2005	Q1	$5.60	$4.15

Stock Listing

The Company's common shares are traded on the Toronto Stock Exchange under the symbol AOM.

Annual General Meeting

The Annual General Meeting of Shareholders will be held at 1:30pm on July 28, 2005 at the Hyatt Regency Vancouver, Plaza Ballroom A, 655 Burrard Street, Vancouver, BC

AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone Facsimile Email Website	(604) 530-1057 (604) 530-0976 info@anormed.com www.anormed.com

AnorMED Inc. Suite 200 20353 - 64th Avenue Langley, B.C. V2Y 1N5
Telephone (604) 530-1057 Facsimile (604) 530-0976 Email info@anormed.com Website www.anormed.com	Good Chemistry